ANNUAL FINANCIAL REPORT 2010

ALEXCO RESOURCE CORP.
Canada’s only primary silver producer

President’s Message

Our significant successes during the 2009/2010 year have been pivotal to the future of your company. First and foremost we have delivered on our promise to bring the Bellekeno silver-lead-zinc mine into production, establishing Alexco as Canada’s only primary silver producer, as well as revitalizing one of the highest grade silver districts in the world. To achieve this milestone required the construction of a new 400 tonne per day conventional flotation mill and development of the Bellekeno Mine as well as modification and expansion of all the infrastructure required to support a new mining complex. All this was accomplished over a nine month period in 2010, the project being delivered on time and essentially on budget at the end of September. Permitting for our operations was conducted in parallel with the development and construction program and was similarly completed as anticipated with the acquisition of our key permit, the Type A Water Licence in August of 2010.

In addition to our busy construction and commissioning activities, we also embarked on our most ambitious district wide exploration program since arriving in the district in 2006. By December of 2010 we will have drilled more than 25,000 meters on the surface and approximately 4,000 meters underground and will have positioned ourselves to calculate new resources in at least two and possibly three new areas within easy trucking distance of our new mill. This program has also given rise to a number of discoveries, added to our burgeoning geological knowledge, and set the stage for potential development of additional mines in the district.

As I write this letter in November, 2010, we have already completed the mechanical and electrical commissioning of the mine and mill complex, and are successfully producing our first lead and zinc concentrates. Notably, our new mill also is designed to produce (non-commercial) pyrite concentrates to be special-handled both on the surface and underground as part of the backfill cycle to ensure the highest environmental integrity is maintained at the new facilities.

Clearly, Alexco would not been able to achieve production at Bellekeno in a compressed timeframe without the help of numerous contractors, vendors, and a group of highly dedicated and hard working employees. But we always had a strategy, based on our belief that silver markets would escalate after 2008, of expediting our path to production by completing early exploration and engineering work with a bias toward commercial operation. The work we completed prior to making the production decision in the fourth quarter of 2009, notably driving a production sized decline in the exploration stage and pouring the concrete mill footings, allowed for a short construction timeline, with mine start-up ahead of normal industry timelines for project execution. We complemented fast-track construction with a confident permitting approach that delivered regulatory approvals in step with project requirements, underscoring our conviction that Yukon is a competitive jurisdiction in which to conduct business.

The financing arrangement reached with Silver Wheaton in 2008 provided the capital necessary to develop the Bellekeno deposit without materially diluting shareholder equity. The arrangement has worked smoothly and we are appreciative of the responsive business approach and continuing support provided by Silver Wheaton, with whom we expect to enjoy a long relationship.

Alexco’s environmental services business continued to perform well in 2009/2010. Our US business is expanding, and our Canadian office continues to provide key service and support to a wide variety of industry and government clients. One of the reasons we were able to permit the Bellekeno Mine in a timely manner was the fact that we utilized our expert in-house environmental services team to permit the project. As a result, we confidently constructed the mine and mill and related facilities in tandem with permitting stages, enabling fast-track project execution in a modern environmental regulatory regime. The environmental services business is also entering a more robust phase as our reclamation activities at Keno Hill ramp up, and are scheduled to ramp up considerably more next year.

I am pleased to report that our share price has now fully recovered from the impact of the financial crisis of late 2008. At this time last year, spot silver prices were around US$17.50 per ounce and our share price was still 35% below its average of $4.63 over our fiscal 2008. Today, with spot silver prices running at US$26 and following the successful construction of the Bellekeno mine, Alexco's shares trade well above $6. Our capital structure remains sensible, and our balance sheet is strong. Bellekeno is coming into production at a time when silver prices are the highest seen in years, and the success we are seeing from our 2010 drilling program underscores the tremendous exploration potential of the Keno Hill district. With our superior assets and proven management team, combined with the strategic advantage we hold through our environmental services business, I firmly believe that Alexco is uniquely positioned within the mining sector to continue delivering strong growth and value to our shareholders.

We are also pleased to report that we successfully concluded a Comprehensive Cooperation and Benefits Agreement with the First Nation of Nacho Nyak Dun (NND). This agreement heralds a strong relationship between Alexco and the NND, who see us as we see them - good neighbors and partners who stand to mutually benefit for a long time to come. We believe the Agreement is one of our major assets, providing for a transparent and cooperative approach to future project permitting, employment and contracting at the Bellekeno mine, and our future activities throughout the district.

The success we have enjoyed this year bodes well for the sustained future of our company, and none of it could have been realized without a strong team of talented employees all working towards the same goal. We would like to thank our shareholders for your continued support; your obvious confidence in us drives us forward.

Clynton R. Nauman
President, Chief Executive Officer & Director
November 17, 2010

Alexco Resource Corp.
Management’s Discussion and Analysis
For year ended June 30, 2010

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated September 17, 2010 and provides an analysis of Alexco’s consolidated financial results for the year ended June 30, 2010 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s June 30, 2010 audited consolidated financial statements with accompanying notes, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars (C$ or CAD) unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding Alexco’s mineral properties has been prepared by or under the supervision of Stan Dodd, L.Geo., Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Selected Annual Information

Selected annual information from the Corporation’s three most recently completed financial years is summarized as follows:

(expressed in thousands of
dollars, except per share	2010	2009	2008
amounts)

Consulting revenue	4,641	5,818	5,736
Consulting gross profit	1,771	389	1,063
Net loss for the year	(5,219)	(9,573)	(3,968)
Loss per share, basic and diluted	$(0.11)	$(0.24)	$(0.11)
Total assets	135,610	89,607	66,468
Total long-term liabilities	40,700	25,268	5,535
Dividends declared	Nil	Nil	Nil

Overall Performance

During the year ended June 30, 2010, Alexco made significant progress in the construction and development of the Bellekeno underground mine and ore processing facility, located in the Keno Hill silver district in Canada’s Yukon Territory. The construction and development project was formally initiated in November 2009 following completion of a favourable Development Plan for the Bellekeno mine. As at June 30, 2010, approximately $20.7 million in Bellekeno mine construction and development capital expenditures had been incurred since the initiation of construction activity. By July 31, 2010, such incurred construction and development capital expenditures totaled approximately $24.9 million, and on a physical basis, mine development was approximately 81% complete while mill construction was approximately 68% complete. Total actual construction and development capital to achieve production is currently forecast by the Corporation to be $43.1 million, a variance of 3.6% from the original Development Plan estimate, and the overall project remains essentially on schedule and on budget for completion and the start of commissioning by the end of the third quarter of calendar 2010.

In March 2010, Alexco initiated its calendar 2010 exploration program at its Keno Hill properties, with major areas of focus including the historical mine areas of Silver King, Lucky Queen, Onek and Flame and Moth as well as “new” target areas including the McQuesten valley. As at June 30, 2010, approximately 6,100 meters had been drilled from surface under the 2010 program, with work expected to continue well into the fall. In May 2010, Alexco announced an initial indicated resource estimate for the historical Elsa tailings, another of its properties in the Keno Hill district.

In its environmental consulting services business, Alexco recognized revenues of $4,641,000 during the 2010 fiscal year compared to $5,818,000 for fiscal 2009. Gross profit for the 2010 fiscal year was $1,771,000, compared to $389,000 for fiscal 2009. The fiscal 2009 gross profit is net of a contract loss provision totaling $1,150,000 for estimated future losses from care and maintenance activities in the Keno Hill district under the Subsidiary Agreement (see " Results of Operations - Consulting Services" ), while the fiscal 2010 gross profit includes a $237,000 gain from a favourable re-assessment of that estimated loss provision. Excluding the impact of these provision amounts, gross margins were 33.1% over fiscal 2010 compared to 26.5% in 2009.

Alexco completed two financings during fiscal 2010, issuing 2,375,000 flow-through common shares in December 2009 by way of private placement at a price of $4.00 per share and issuing 7,350,000 common shares in February 2010 under a short form prospectus at a price of $3.50 per share, generating total cash proceeds of $33,091,000, net of after-tax issuance costs. Also during fiscal 2010, Alexco commenced drawing against the remaining US$35 million deposit amount due under the silver purchase agreement with Silver Wheaton Corp. (" Silver Wheaton" ). Intended to fund the Bellekeno mine development and construction costs, through June 30, 2010 Alexco had received a total of US$11,899,000 (C$12,172,000) of the remaining deposit amount, with the remaining US$23,101,000 to be received in monthly draw-down payments over the balance of the Bellekeno mine development and construction period.

The Corporation's cash and cash equivalents at June 30, 2010 totaled $24,383,000 compared to $10,045,000 at June 30, 2009, while net working capital totaled $20,669,000 compared to $10,484,000 for the same dates respectively. Substantially all of the increase in cash and cash equivalents and net working capital is attributable to the December 2009 and February 2010 equity financings, net of capital expenditures, primarily with respect to the Bellekeno mine development and construction and the Keno Hill district exploration activity, the net cash outflow from operating activities and the timing difference in the inflow and outflow of Silver Wheaton deposit funds reflected under restricted cash and deposits.

Results of Operations

Keno Hill Silver District

Substantially all of the Corporation's exploration and development activities during the year ended June 30, 2010 have been conducted on its Keno Hill silver district properties. The Keno Hill silver district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (" FNNND" ). In June 2010, the Corporation entered into a comprehensive cooperation and benefits agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation's activities within the Keno Hill district including exploration, care and maintenance, district closure activities and mine production. This agreement builds on a framework established previously under negotiation and cooperation agreements entered into during 2007 and 2008.

The Corporation's Keno Hill properties consist of approximately 24,300 hectares of mining leases, quartz claims and crown grants containing numerous occurrences of mineral deposits and prospects, including over 30 historical mines. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited put the district on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of the Corporation's mineral property interests within the Keno Hill district were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, "UKHM").

Bellekeno Property

A significant component of the Corporation's exploration and development activities in the Keno Hill district have been focused on the Bellekeno historical mine area, and in a news release dated November 11, 2009 entitled " Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs - Initiation of Construction Approved" , Alexco announced the completion of a positive Development Plan for the Bellekeno mine. The Development Plan incorporates the terms of Alexco's agreement with Silver Wheaton, and outlines a project with a pre-tax net present value to Alexco of $31.9 million over an initial mine life of approximately four years. Silver Wheaton provided Alexco with written confirmation of their acceptance that the Development Plan is favourable, and Alexco's board of directors authorized the initiation of construction activity.

The Development Plan is a comprehensive study describing the proposed mining methods and proposed mineral processing methods, as well as expected metallurgical recoveries, engineering design of mill and mine facilities, permitting requirements, environmental impacts and other factors relevant to the construction and operation of the proposed mine. The Plan encompasses an updated mineral resource estimate for Bellekeno on which the proposed mining plan is based, as well as an economic analysis of the project.

The pre-tax results of the economic analysis of the project are summarized as follows:

		Base Case Scenario -	Current Metal	Three-Year	Wardrop
		Consensus Forward-	Prices [2]	Historical	Assumed
		Looking Metal Prices and		Averages [3]	Prices [4]
Exchange Rates [1]
Cumulative undiscounted
net cash flows	CAD$	$38.3 million	$70.2 million	$52.2 million	$38.3 million
NPV (pre-tax) at 8%	CAD$	$31.9 million	$57.7 million	$42.7 million	$31.2 million
Alexco Payback Period	years	0.5	0.25	0.5	0.5

Notes:

1.

Based on metal prices of US$15.16 per ounce for silver, US$996 per ounce for gold, US$0.72 per pound for lead and US$0.85 per pound for zinc and a USD/CAD exchange rate of $0.92, representing consensus average metal price and currency exchange forecasts as of November 6, 2009 as published publicly by a basket of independent Canadian investment analysts and compiled by Alexco.

2.

Based on metal prices of US$17.39 per ounce for silver, US$1,097 per ounce for gold, US$1.02 per pound for lead and US$0.98 per pound for zinc and a USD/CAD exchange rate of $0.93, representing current metal prices and currency exchange as of November 6, 2009.

3.

Based on metal prices of US$14.04 per ounce for silver, US$813 per ounce for gold, US$0.94 per pound for lead and US$1.10 per pound for zinc and a USD/CAD exchange rate of $0.91, representing three-year historical averages as reported from the London Metal Exchange and the Bank of Canada.

4.

Based on metal prices of US$13.50 per ounce for silver, US$800 per ounce for gold, US$0.90 per pound for lead and US$0.90 per pound for zinc and a USD/CAD exchange rate of $0.92, representing metal prices and currency exchange assumed by Wardrop Engineering Inc.

The economic analysis reflects 25% of the silver production being sold to Silver Wheaton at US$3.90 per ounce, in accordance with the silver purchase agreement.

Under the Development Plan’s base case scenario, average net smelter return over the life of mine (“LOM”) is estimated at $458 per tonne mined, including $535 per tonne mined over the first two years. Average operating costs over the LOM are estimated to be $287 per tonne mined, including mining, milling, general and administrative costs and royalty payments, yielding an LOM operating margin of $171 per tonne, with average operating costs over the first two years estimated to be C$287 yielding an operating margin of C$248. Accounting for mining dilution and recovery, a total of 321,941 tonnes containing an estimated 871 grams per tonne silver, 9.5% lead and 5.6% zinc are included in the current LOM mining plan. Processing will utilize a standard lead and zinc differential flotation process incorporating dry stack tailings technology, with the processing plant carrying a design capacity of 408 tonnes per day. Mining and milling operations will be carried out year-round at a base-plan production rate of 250 tonnes per day, with mining carried out by a mining contractor using predominantly cut-and-fill mining methods augmented with some minor shrink stoping to optimize high grade mineralization extraction and reduce dilution. Mined-out stopes will be backfilled with a cemented blend of development waste rock and the pyritic component of dry filtered tailings backhauled from the processing plant.

As of November 2009, the total construction and development capital to achieve commercial production was estimated in the Development Plan to be $41.6 million, including a contingency factor of approximately 16%. Of this, US$35 million (CAD$38.0 million at an assumed exchange rate of $0.92) will be funded by Silver Wheaton under its silver purchase agreement with Alexco. These Silver Wheaton funds will be received on a monthly draw-down basis subject to certain conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames. The primary condition to draw-down under the silver purchase agreement was the delivery to Silver Wheaton of the Development Plan and their acceptance that it was favourable, and this condition has now been met.

The updated mineral resource estimate for Bellekeno is summarized as follows:

						Contained
Resource Category	Zone	Tonnage	Silver	Lead	Zinc	Silver
		[tonnes]	[grams per tonne]	[%]	[%]	[ounces]

Indicated	Southwest	215,800	997	12.6	7.2	6,917,000
	99	91,700	995	7.5	4.2	2,933,000
	East	93,500	672	3.9	6.9	2,020,000
Total Indicated	All	401,000	921	9.4	6.5	11,870,000

Inferred	East	111,100	320	3.1	17.9	1,143,000

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
2.	Based on an NSR cut-off of US$185 per tonne, calculated on an in-situ (undiluted) basis. Metallurgical recoveries are applied.
3.	The effective date of this resource estimate is November 9, 2009.

The updated resource estimate has been determined using a three-dimensional block model constrained by wireframe, integrating underground chip sample and drill core data for all three resource zones (Southwest, 99 and East). The drilling database includes 7,333 meters of underground diamond drilling in 132 holes as well as 1,666 meters of surface diamond drilling carried out during 2009 to infill the shallower portions of the East and 99 zones, plus approximately 10,277 meters of surface diamond drilling completed by Alexco prior to 2009. Also during 2009, underground geologic mapping was undertaken at multiple points in the historical workings, focused on structure and mineralization as well as hangingwall and footwall lithologies. Following geostatistical analysis and variography, metal grades were estimated separately into block models for each zone using an inverse distance squared methodology. All data has been verified and validated by Alexco in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines. All mineral resources have been estimated following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines.

The disclosure of scientific and technical information entailed in the Development Plan is supported by a technical report filed on SEDAR dated December 2, 2009 and entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report”. For purposes of NI 43-101, the technical report is considered an update to the preliminary economic assessment released by Alexco in July 2008 (see news release dated July 9, 2008 entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit, First of Several Potential Silver Production Opportunities in the Keno Hill Silver District”) and the resource estimate released in January 2008 (see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”). The proposed mining plan and economic analysis under the Development Plan are based entirely on indicated resources. The Development Plan and supporting technical report have been prepared by an integrated team of personnel from Alexco, Wardrop Engineering Inc. (“Wardrop”) and SRK Consulting (Canada) Inc. (“SRK”). The updated mineral resource estimate for Bellekeno has been prepared by Alexco under the responsibility of Stan Dodd, L.Geo., Vice President, Exploration and Vince Scartozzi, L.Geo., Chief Mine Geologist, with the analysis of specific gravity and variography performed by SRK under the responsibility of G. David Keller, P.Geo. The mining plan has been prepared by SRK, with geotechnical study and design and the ground control management plan prepared under the responsibility of Bruce Murphy, FSAIMM, and mine design and estimation of minable resources prepared under the responsibility of Ken Reipas, P.Eng. All other components of the Development Plan and technical report, including design and costing of infrastructure, mineral processing and the economic analysis, have been prepared by Wardrop under the responsibility of Hassan Ghaffari, P.Eng. G. David Keller, Bruce Murphy, Ken Reipas and Hassan Ghaffari are Independent of Alexco as defined by NI 43-101.

Bellekeno Mine Construction and Development Project Status

As at June 30, 2010, approximately $20.7 million in Bellekeno mine construction and development capital expenditures had been incurred since the initiation of construction activity. By July 31, 2010 such capital expenditures totaled approximately $24.9 million, and on a physical basis, mine development, including underground mine services and mine-related surface infrastructure, was approximately 81% complete while mill construction was approximately 68% complete. Total actual construction and development capital to achieve production is currently forecast by the Corporation to be $43.1 million, a negative variance of 3.6% from the original Development Plan estimate. The overall project remains essentially on schedule and on budget for completion and the start of commissioning by the end of the third quarter of calendar 2010.

In February 2009, Alexco filed its Bellekeno mine project proposal under the Yukon Environmental and Socioeconomic Assessment Act (Canada) (" YESAA" ). The filing and consequential evaluation of the project proposal under YESAA was part of the regulatory process governing the eventual issuance of the Quartz Mining License and Type A Water Use License, being the primary permits required to commence commercial operations at the Bellekeno mine. The YESAA recommendation report was received in June 2009, and in July the Yukon Government issued a positive decision document agreeing with the recommendation of the YESAA report that the Bellekeno project should proceed. Based on this decision document, the Yukon Government issued a Quartz Mining License for the Bellekeno mine in November 2009. The Corporation's application for a Type A Water Use Licence was submitted and declared adequate by the Yukon Water Board, and following further deliberation and a public hearing in June 2010, a Type A Water Use Licence for Bellekeno operation was issued in August.

Other Keno Hill District Properties Including Elsa Tailings

Surface drilling within the Keno Hill district under the summer 2009 exploration program commenced in June, initially with two diamond drills and then a third added in August, and comprised a total of 7,930 meters of drilling including those drilled in the Bellekeno area as noted above. At the Lucky Queen property, a total of 12 holes were drilled along strike and down plunge of prior identified high grade mineralization, the results from which were disclosed in news releases dated October 15, 2009 entitled " Alexco Announces Additional 2009 Drill Results at Keno Hill: Drilling at Lucky Queen Intersects 1.35 meters of 202.3 Ounces per Ton Silver" , and November 3, 2009 entitled " Alexco Announces Additional 2009 Drill Results from Lucky Queen, Keno Hill District: Drilling Intersects 4.23 meters of 61.8 Ounces per Ton Silver" .

Other drilling included previously untested covered targets located approximately 450 meters along strike from the Keno 700 gold-enriched deposit, testing of the Bermingham area along strike of the historical Hector Calumet mine, and drilling in the area of the historical Silver King mine. Initial results from the Keno 700 drilling were disclosed in a news release dated November 5, 2009 entitled " Alexco Announces Additional 2009 Drill Results, Keno Hill District, Yukon: Keno 700 Drilling Intersects 1.03 Meters of 18.48 g/t Gold" , while results from the Silver King drilling were disclosed in a news release dated December 1, 2009 entitled " Alexco Announces Additional 2009 Drill Results, Keno Hill District, Yukon: Silver King Drilling Intersects 2.55 Meters of 56.4 Ounces per Ton Silver" . Results from the drilling at Birmingham were disclosed in a news release dated December 15, 2009 entitled " Alexco Identifies 20 Meter Wide Mineralized Structural Zone at Bermingham, Keno Hill Silver District, Yukon" .

In March 2010, Alexco initiated its calendar 2010 exploration program at its Keno Hill properties. Major areas of focus for the 2010 surface program are the Silver King, Lucky Queen, Onek and Flame and Moth historical mine areas, as well as new targets within the district that are not directly associated with former mines and have been identified as a result of work done on regional stratigraphy and correlation of structural observations. As of June 30, 2010, a total of 6,100 meters had been drilled under this program, primarily at Silver King and Onek. The 2010 surface exploration program costs are being funded by the proceeds from the $9.5 million flow-through financing completed in December 2009. Separately, a program of further exploration drilling was initiated underground at Bellekeno to further expand the Bellekeno mineable resources, and as of June 30, 2010 a total of 1,690 meters had been drilled under this program with particular focus on the lower Bellekeno East Zone inferred resource.

In addition to diamond drilling in 2009, a sonic drill was mobilized to the Keno Hill district in September 2009 and completed 283 holes sampling the historical tailings located adjacent to the Elsa town site. As reported in the news release dated May 6, 2010 entitled " Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill" , an initial indicated resource estimate in respect of the Elsa tailings has now been completed by SRK as follows:

Category	Quantity	Grade				Contained Metal
	(tonnes)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (oz)	Au (oz)

Indicated	2,490,000	119.0	0.12	0.99	0.70	9,526,000	9,600

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
2.

Includes all blocks in the block model and effectively reported at a cut-off of 50 grams per tonne silver as all material is potentially economic assuming metal prices of US$17 per troy ounce silver and US$1,000 per troy ounce gold, silver recovery of 85% and gold recovery of 35%. Lead and zinc values not considered.

3.	The effective date of this resource estimate is April 22, 2010.

Based on historical records, it is estimated that approximately 4.05 million short tons (3.67 million tonnes) of tailings were deposited at the Elsa site, captured mainly in the current existing impoundment and occupying an areal extent of approximately 100 hectares. The phase one program of 283 vertical holes totaled 910 meters on a 50 meter grid spanning approximately 77 hectares, and a phase two program is under consideration to focus on the remaining impoundment area. The average thickness of tailings drilled in phase one is 2.3 meters, ranging from a maximum thickness of 7.5 meters to a minimum of 0.2 meters. Studies to assess tailings process alternatives and preliminary economics have been initiated, including metallurgical recovery tests through Kappes Cassiday & Associates. It is the opinion of SRK that, given completion of metallurgical test work appropriate to evaluate processing options, resources for the Elsa tailings project have been defined to sufficient accuracy to support the preparation of a preliminary economic assessment.

The Elsa tailings resource estimate is supported by a technical report filed on SEDAR dated June 16, 2010 and entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”. The estimate has been prepared by SRK under the responsibility of G. David Keller, P.Geo., an Independent Qualified Person as defined by NI 43-101, in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. The resource estimate may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The resource estimate may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic and other factors.

Brewery Creek Property

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one-time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

Consulting Services

Under its Alexco Environmental Group division, the Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and, with respect to services provided in the Keno Hill district, Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Consulting group revenues were $4,641,000 during the 2010 fiscal year compared to $5,818,000 during 2009. The decline is attributed primarily to the impact of the annual 15% reduction in fees billable under the Subsidiary Agreement for care and maintenance activities (see below) combined with reduced closure reclamation activity during fiscal 2010 within the district under the Subsidiary Agreement. Consulting costs during fiscal 2010 totaled $2,870,000 compared to $5,429,000 during 2009, resulting in a gross profit for fiscal 2010 of $1,771,000 compared to $389,000 in fiscal 2009. The fiscal 2009 consulting costs include a contract loss provision totaling $1,150,000 for estimated future losses from care and maintenance activities in the Keno Hill district under the Subsidiary Agreement, while the fiscal 2010 consulting costs include a $237,000 gain from a favourable re-assessment of that estimated loss provision. Excluding the impact of these provision amounts, gross profit was $1,534,000 over fiscal 2010 compared to $1,539,000 in 2009, and gross margins were 33.1% over fiscal 2010 compared to 26.5% in 2009 with the increase due primarily to high profit margins generated on revenues of $264,000 from the sale of sludge recovered from a remediation project.

As part of the Corporation's acquisition of its original property interests in the Keno Hill district, ERDC entered into an agreement (the " Subsidiary Agreement" ) with the Government of Canada and the Government of Yukon (collectively, " Government" ). Under the Subsidiary Agreement, ERDC is retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM properties. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Sub-Agreement.

General, Administration and Corporate

Excluding write-downs for goodwill, intangible assets and mineral properties, general and administrative expenses during year ended June 30, 2010 were $8,578,000, compared to $7,447,000 in 2009. The increase is attributed primarily to increased costs for salaries and contractors, partially offset by reduced costs for professional fees as well as lower amortization of property, plant and equipment.

Expenses for salaries and contractors totaled $4,890,000 and $2,819,000 for fiscal 2010 and 2009 respectively, and include stock-based compensation expenses of $980,000 and $561,000 respectively. In recognition of the transition of the Bellekeno mine project to the construction and development phase, the Corporation incurred increased costs in respect of awards to staff of both stock based compensation and cash incentive bonuses as well as general salary increases. The amount of amortization of property, plant and equipment included in general, administration and corporate expenses has decreased due primarily to a larger proportion of amortization being capitalized to both mineral properties and the Bellekeno ore processing mill under construction, as well as a portion being recorded in consulting costs for fiscal 2010.

Interest income was $88,000 for the year ended June 30, 2010 compared to $224,000 in 2009. Interest income varies by period depending on the Corporation's average balances of cash, cash equivalents and deposits on hand through the period and on prevailing market yields on the bankers’ acceptances and term deposits in which the Corporation's funds are generally invested.

Outlook

With respect to Bellekeno and as discussed above, the mine development and construction project is currently in progress with mill commissioning scheduled to be initiated by the end of the third quarter of calendar 2010. The Corporation anticipates that the commissioning and production ramp-up phase will be completed and commercial production formally declared to have been achieved during the second half of calendar 2010.

With respect to the economic climate, prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill district historically, have remained generally strong through most of the past 12 months, and consensus analyst commodity price forecasts remain cautiously optimistic. Spot prices as at the date of this MD&A are approximately US$20.79 per ounce silver, US$0.99 per pound for lead and US$0.96 per pound for zinc and the Canadian-US exchange rate is approximately US$0.97 per CAD. Based on a consensus of current analyst commodity price forecasts, over the next two calendar years silver prices are forecast to be in the range of US$17.75 to US$18.50 per ounce, lead prices are forecast to be in the range of US$0.83 to US$0.90 per pound and zinc prices are forecast to be in approximately US$0.90 per pound, with the Canadian-US exchange rate forecast at approximately US$0.97 to US$0.98 per CAD. These forecasts generally compare favourably to the assumptions contained in the Development Plan. Nonetheless, the Corporation remains exposed to development risk with respect to Bellekeno, particularly until commercial production has been formally declared and the mine's production ramp-up has been completed. Such risks include but are not limited to adverse changes in the estimated capital (construction and sustaining) and operating costs of the mine, local geotechnical risks in the underground operation and the ability to achieve targeted recovery rates through the ore processing mill.

Under the 2010 Keno Hill exploration program, as of the date of this MD&A a total of approximately 13,800 meters of drilling from surface has been completed across the district and the program remains ongoing with surface drilling expected to continue into fall. Major areas of focus for the 2010 surface program to date have been the Silver King, Lucky Queen, Onek and Flame and Moth historical mine areas, and the program over the remainder of the 2010 exploration season will include new targets within the district that are not directly associated with former mines and have been identified as a result of work done on regional stratigraphy and correlation of structural observations. Separately, exploration drilling of with respect to the Bellekeno underground program has totaled approximately 2,600 meters to date with the objective of expanding the Bellekeno mineable resources, with additional follow-up drilling now being planned both from surface and underground. With respect to the Elsa tailings project, Alexco has initiated studies to assess tailings process alternatives and preliminary economics including metallurgical recovery tests through Kappes Cassiday & Associates.

With respect to its consulting services division, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. Similarly, the Corporation intends to continue expanding its environmental services activities, both in the Yukon and Northwest Territories in Canada, and in the United States and elsewhere through the Americas. In January 2010, the Corporation announced the appointment of Mr. Jim Harrington to the position of President of the Alexco Environmental Group, as part of Alexco's long term strategy to expand its consulting services business. The Corporation notes, however, that growth in its consulting services group will be at least partially offset by continuing declines in the revenue from its care and maintenance activities under the Subsidiary Agreement during the period required to obtain acceptance and regulatory approval from Government for the Keno Hill district closure reclamation plan.

Results of Operations - Fourth Quarter

In the fourth quarter of the 2010 fiscal year, the Corporation recorded a net loss of $1,519,000, after consulting revenues of $910,000 and consulting gross profit of $433,000. In the fourth quarter of fiscal 2009 in comparison, the Corporation recorded a net loss of $2,167,000, after consulting revenues of $1,482,000 and consulting gross loss of $646,000. The F2009-Q4 gross loss is net of the recognition of $1,030,000 of the contract loss provision recognized during that quarter for estimated future losses from care and maintenance activities in the Keno Hill district under the Subsidiary Agreement (see " Results of Operations - Consulting Services" ).

Summary of Quarterly Results

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited)				Loss per Share	Expenditures on
		Gross Profit		(Basic and Fully	Mineral
Period	Revenue	(Loss)	Net Loss	Diluted)	Properties

F2009-Q1	1,537	518	(659)	($0.02)	6,287
F2009-Q2	1,557	258	(5,017)	($0.13)	6,602
F2009-Q3	1,242	259	(1,730)	($0.04)	5,589
F2009-Q4	1,482	(646)	(2,167)	($0.05)	6,467
F2009 Total	5,818	389	(9,573)	($0.24)	24,945
F2010-Q1	1,512	479	(722)	($0.02)	3,642
F2010-Q2	938	116	(1,449)	($0.03)	1,867
F2010-Q3	1,281	743	(1,529)	($0.03)	4,793
F2010-Q4	910	433	(1,519)	($0.03)	9,391
F2010 Total	4,641	1,771	(5,219)	($0.11)	19,693

The reduced gross margins in F2009-Q2 and F2009-Q4 include estimated provisions recorded in those quarters for losses under the Subsidiary Agreement contract of $120,000 and $1,030,000 respectively, and the increased gross margin in F2010-Q3 includes a gain of $237,000 from a favourable re-assessment of that estimated provision. The net losses of each of F2009-Q3 and F2010-Q3 reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees, including resultant stock-based compensation expense recognitions of $507,000 and $671,000 respectively. The net loss in F2009-Q2 reflects the impact of increased professional fees relating to the Silver Wheaton agreement and impairment write-downs recorded that quarter of $852,000 in respect of intangible assets, $2,430,000 in respect of the Brewery Creek mineral property and $917,000 in respect of goodwill, partially offset by future income tax recoveries totaling $931,000. The increased mineral property expenditures in F2009-Q1 through F2009-Q4 reflects the commencement of development of the underground decline and the initiation of the underground drill program at the Bellekeno property. The increased mineral property expenditures in F2010-Q3 and Q4 reflects the initiation of the construction and development phase of the Bellekeno mine project, as well as the commencement of the calendar 2010 exploration program at the Keno Hill properties.

Liquidity and Capital Resources

At June 30, 2010, the Corporation had cash and cash equivalents of $24,383,000, and net working capital of $20,669,000. The Corporation has no investments in asset backed commercial paper and faces no known liquidity issues in any of its investments.

Cash used in operating activities was $4,765,000 for the year ended June 30, 2010, versus $4,679,000 in 2009. Cash used in investing activities was $25,949,000 for the year ended June 30, 2010, versus $28,996,000 in 2009. Of the cash expended on investing activities in 2010, approximately $14.3 million pertained to Bellekeno mine development and construction expenditures, another $1.1 million pertained to the posting of reclamation security under the Bellekeno mine permits in the form of term deposits held under safekeeping agreements and which funds are now included in the Corporation’s non-current restricted cash and deposits, with the remainder pertaining to exploration activities, general plant and equipment expenditures, and timing differences between the receipt and expenditure of Silver Wheaton deposit funds which are recorded in restricted cash and deposits.

Under the silver purchase agreement with Silver Wheaton, the Corporation is to receive deposit payments totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to meeting an initial completion test based on production throughput, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill district properties.

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not yet reduced if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation will be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (C$18,210,000) was received by the Corporation in December 2008 and recorded in restricted cash and deposits. The remaining US$35 million is being paid on a monthly draw-down basis to fund the Bellekeno mine infrastructure and ore processing mill construction costs, subject to certain conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames. As of June 30, 2010, a total of US$11,899,000 (C$12,172,000) of these remaining Silver Wheaton funds had been received. A further US$6,409,000 (C$6,640,000) has since been received since June 30, 2010, as at the date of this MD&A.

In December 2009, the Corporation issued by way of private placement 2,375,000 flow-through common shares on a brokered basis at $4.00 per share, for aggregate gross proceeds of $9,500,000. Net proceeds from the issuance were $8,865,000, after issuance costs comprised of the agents’ commission of $557,000 and other issuance costs of $78,000 and excluding the future income tax benefit of such costs.

In February 2010, the Corporation completed an equity offering of 7,350,000 common shares of the Corporation at a price of $3.50 per share to raise gross proceeds of $25,725,000 pursuant to a short form prospectus under the multi-jurisdictional disclosure system. Net proceeds of the offering, after the agents’ commission of 7% and other issuance costs but excluding the future income tax benefit of such costs, were $23,311,000. Under the prospectus, a total of $21.6M of the estimated net proceeds were anticipated to be used in respect of the Bellekeno mine construction and development project, including for construction capital, for backstop finance to mitigate capital cost overrun risk and for the mine's initial working capital finance, with the balance to be used for general working capital and corporate purposes including further general exploration activities. There has been no significant variance between the actual use of proceeds as at the date of this MD&A and that originally anticipated under the prospectus.

As of June 30, 2010, the Corporation's contractual commitments in respect of capital asset expenditures, primarily in respect of the Bellekeno mine development and construction project, totaled approximately $5,967,000. Also as of June 30, 2010, in respect of the December 2009 flow-through share issuance the Corporation remained committed to incur further renounceable exploration expenditures by December 31, 2010 totaling $6,815,000.

With the closing of the December 2009 flow-through offering and the February 2010 equity offering, and combined with the remaining construction capital Alexco is receiving from Silver Wheaton, the Corporation anticipates it will have sufficient capital resources to carry out its planned calendar 2010 exploration program and service the working capital requirements of its consulting services business and its corporate offices and administration for at least the next 12 month period, and to complete the construction and development of, and achieve commercial production at, the Bellekeno mine. However, as with any mine development project and as noted above under " Outlook" , the construction and development of the Bellekeno mine involves significant inherent risks that could result in material unanticipated capital costs to the Corporation. Furthermore, as non-renewable resources, mines by their nature have a finite life. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation may eventually require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of continued access to finance in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations	Payments Due by Period
(expressed in thousands of dollars)
		Less than			After 5
	Total	1 year	1 – 3 years	3 – 5 years	years

Operating leases	$2,613	$454	$876	$735	$548
Purchase obligations	5,967	5,195	472	200	100
Asset retirement obligation (undiscounted basis)	2,035	Nil	259	443	1,333

Total	$10,615	$5,649	$1,607	$1,378	$1,981

Share Data

As at the date of this MD&A, the Corporation has 53,538,936 common shares issued and outstanding. In addition, there are outstanding stock options for a further 4,590,750 common shares.

Use of Financial Instruments

All of the Corporation’s cash and cash equivalents at June 30, 2010 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

All term deposits held at June 30, 2010 are included in long term restricted cash, though as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits approximate their fair values. The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The Corporation holds no derivative instruments, and has not employed any hedging activities. The fair values of all of the Corporation’s financial instruments measured at June 30, 2010 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities. As at June 30, 2010, no material provision had been recorded in respect of impaired receivables.

The Corporation currently has only limited exposure through its financial instruments to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure through its financial instruments to exchange rate risk would accordingly be increased. The Corporation’s exposure through its financial instruments to exchange rate risk will likely increase as it commences commercial production from the Bellekeno mine, as while the mine’s operating costs will be primarily denominated in Canadian dollars its revenues will be primarily denominated in US dollars.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

During the year ended June 30, 2010, the Corporation incurred $97,000 (2009 - $95,000) in respect of rent expenses for office space under an agreement with Access Field Services, a company owned by certain individuals who are, or were at the time, executive officers of the Corporation and its subsidiary Access. At June 30, 2010, accounts payable and accrued liabilities include $5,400 due to Access Field Services (2009 - $nil).

With respect to the Corporation's December 2009 flow-through financing, a director and an executive officer of the Corporation participated in the offering, subscribing for a total of 15,000 shares.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported.

Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Nonetheless, the degree of variance between management's best estimates and other reasonable assumptions is unusually high due to the degree of volatility present in the current economic climate. With respect to assumptions regarding commodity prices and exchange rates used in preparing the financial statements during fiscal 2010, management has determined its best estimates of these items for the current period based on consensus investment analyst forecasts, with year-on-year pricing for silver ranging from US$13.50 to US$18.00 per ounce; for gold ranging from US$875 to US$1,200 per ounce; for zinc ranging from US$0.70 to US$1.00 per pound; for lead ranging from US$0.55 to US$0.85 per pound; and for the Canadian dollar ranging from US$0.92 to US$0.99.

The critical accounting estimates used in preparing the Corporation's financial statements are listed below.

Mineral Properties

The Corporation records its interests in mineral properties at cost. Exploration and development expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation's mineral properties and as a result the Brewery Creek property was written down to a nominal value of $1,000.

Upon completion of the Development Plan as discussed above, management carried out an impairment review of the carrying amount of the Bellekeno property, and based on that review concluded that the carrying amount is not impaired. Management also concluded that with respect to all of Alexco's mineral properties, as at June 30, 2010 there had been no events or changes in circumstances since the last impairment review which indicated that any of their carrying amounts may not be recoverable. Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to significant risks and uncertainties that may affect the determination of the recoverability of mineral property carrying amounts. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

Asset Retirement Obligations

The Corporation's asset retirement obligations (" ARO" ) relate to expected reclamation and closure activities at its mineral properties. The ARO are accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted by management annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amounts of its ARO are measured by discounting the expected cash flows using an appropriate interest rate.

At June 30, 2010, the Corporation's ARO totaled $1,511,000, comprised of $1,104,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno mine, and $407,000 relating to presently-ongoing reclamation and closure activities at the Brewery Creek property including site reclamation and facilities removal and post-closure monitoring.

Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. In accordance with Canadian GAAP, the Corporation has used the various classifications of probability within that report to determine the fair value of the ARO. The report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as " possible" , " unlikely" or " very unlikely" . The ARO recorded in respect of Brewery Creek at June 30, 2010 of $407,000 materially provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of " possible" and " unlikely" . In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of " very unlikely" , this Brewery Creek ARO would need to be increased to approximately $2.3 million.

The Bellekeno ARO has been determined by the Corporation based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued by the Yukon Government for the Bellekeno mine. The ARO recorded to June 30, 2010 reflects the obligation relating to the stage of progress of the mine development and construction at that time. Given that mine production has not commenced, the Corporation considers it very unlikely that actual reclamation and closure activities relating to that stage of progress would be materially greater than the ARO as currently recorded. Upon commencement of commercial production, the Corporation anticipates that the recorded Bellekeno ARO will have increased to approximately $1.5 million.

Management's determination of the Corporation's ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation's ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset's carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation's intangible assets and as a result the Corporation recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

As at June 30, 2010, management concluded that there had been no events or changes in circumstances since the last impairment review which indicated that the carrying amount of any of its intangible assets was impaired. Management's estimates of the various factors affecting its assessment of the recoverability of the carrying amount of its intangible assets are subject to significant risks and uncertainties that may affect the determination of that recoverability. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its intangible assets.

Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. That the portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The total amount of estimated care and maintenance fees over the remaining anticipated care and maintenance period is recognized as revenue over that period on a straight-line basis. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Each quarter, management reviews its estimates of when the care and maintenance period will end, and the fees ERDC will bill and the care and maintenance costs it will incur over the remainder of that period. Over the course of summer 2009 ERDC significantly advanced its development of the closure reclamation plan, one of the results of which was that the period of time required to receive acceptance and regulatory approval of the plan was anticipated to be longer than previously estimated. Accordingly, in performing its quarterly review of this contract as at June 30, 2009, management revised its estimates to reflect this longer period of time. As a result, a loss provision liability in respect of this contract was recognized in the Corporation's consolidated balance sheet as at June 30, 2009 totaling $1,150,000 and which was charged to consulting costs, of which $120,000 was recognized in F2009-Q2 based on management's second quarter review and the remaining $1,030,000 was recognized in F2009-Q4.

During the year ended June 30, 2010, the Corporation reduced the balance of the loss provision liability by a total of $237,000 as a result of a favourable re-assessment of the costs estimated to be incurred in meeting its future care and maintenance obligations under the Subsidiary Agreement. The resulting gain of $237,000 has been reflected as a reduction of consulting costs, as has the reduction arising due to loss realization during the period.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Changes In and Initial Adoption of Accounting Policies

As required under Canadian GAAP, the Corporation has adopted new Canadian Institute of Chartered Accountants (" CICA" ) Accounting Handbook Section 3064, " Goodwill and Intangible Assets" , replaced existing Handbook Section 3062 " Goodwill and Other Intangible Assets" .

This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The adoption of this standard did not have a material impact on the Corporation's consolidated financial statements.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 " Business Combinations" , Section 1601 " Consolidated Financial Statements" and Section 1602 " Non-Controlling Interests" . Handbook Section 1582 replaces existing Handbook Section 1581 " Business Combinations" , and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 " Consolidated Financial Statements" .

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

As discussed above (see " Outlook" ), the Bellekeno mine development and construction project is nearing completion and the Corporation anticipates that commercial production will commence during the second quarter of fiscal 2011. As this will be the first time the Corporation's business activities have included the operation of a producing mine, upon the commencement of commercial production it will be required to apply certain new accounting policies relevant to such new activities and make certain new accounting estimates, some of which will be critical.

Management anticipates the most significant new accounting policy will be with respect to revenue recognition applicable to mine production. Canadian GAAP does not allow a choice amongst different revenue recognition policies, though the determination of the specific policy to be applied under Canadian GAAP is dependent upon the specific terms by which mine production is sold. Management will determine the specific revenue policies to be applied at the time commercial production commences, based on the terms of sale then in effect. Management anticipates the most significant new accounting estimates will be with respect to determining the date of commencement of commercial production; determining the appropriate amortization basis for mine-related property, plant and equipment; the appropriate depletion basis for the Bellekeno mineral property carrying amount; and the determination of the asset retirement obligation pertaining to the Bellekeno mine.

Adoption of International Financial Reporting Standards

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards (" IFRS" ) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes.

Management's IFRS changeover plan comprises three phases. The first is scoping and planning; the second is detailed assessment and evaluation; and the third is implementation. Management has completed the first phase, identifying and prioritizing areas of difference between Canadian GAAP and IFRS that are expected to be significant for Alexco; completing a preliminary evaluation of the expected impact on other key elements including information technology and data systems, internal control over financial reporting, disclosure controls and procedures, investor relations, financial reporting personnel and training needs; and developing a project timeline for the transition. The second phase of the plan is currently in progress, with management now conducting detailed assessments and evaluations of the identified areas of relevant accounting policy difference, including quantification of the impact of such differences. Management is also developing detailed plans to manage and mitigate the impact of changeover on the other key elements. The key personnel involved in the development and execution of the changeover plan have undergone training, and training plans are also being developed for key personnel who will be involved in the implementation phase of the plan including members of the Corporation's audit committee and board of directors. With respect to the remaining key elements, management has determined that the impact of changeover is not likely to be significant, requiring only minor modifications to those systems, controls and procedures. The Corporation is currently substantially on track with its changeover project timeline.

With respect to accounting policies, significant areas of difference between Canadian GAAP and IFRS have been identified to date which are likely or potentially significant to Alexco. While the quantitative impact of these differences on the Corporation's future financial position and results of operations has not yet been determined, the differences in general are summarized as follows.

Property, Plant and Equipment

Under Canadian GAAP, the cost of items of property, plant and equipment made up of significant separable component parts is allocated to the component parts when practicable. Under IFRS (IAS 16), the cost of such items must be allocated to their significant component parts, without consideration of practicability, with each component part then depreciated separately. Such componentization may result in changes to recorded depreciation charges.

Asset Retirement Obligations

Under Canadian GAAP, asset retirement obligations are measured based on the fair value of future estimated retirement expenditures, with the initial liability and any subsequent downward revisions of the future estimated expenditures discounted using the historical credit-adjusted risk-free rate effective at the time of original recognition. Subsequent upwards revisions of the future estimated expenditures are discounted using the credit-adjusted risk-free rate effective at the time of revision, creating a layering concept. Under IFRS (IAS 37), at each reporting date such expenditures are discounted using a rate that reflects then-current market assessments of the time value of money and the risks specific to the liability, eliminating the layering concept. This difference may result in changes to the Corporation's recorded asset retirement obligations at any given reporting date.

Impairment of Assets

Under IFRS (IAS 36), both the testing for impairment of assets and the determination of impairment losses differ from Canadian GAAP. IFRS removes the undiscounted cash flow test under Canadian GAAP for impairment testing, and instead uses a one-step process comparing the carrying amount to the greater of value in use based on discounted cash flows, and fair value less costs to sell. An impairment loss is recorded for any shortfall. In addition, under IFRS, subsequent reversals of impairment losses are recognized in the periods the reversals occur. Under Canadian GAAP, subsequent reversal of impairment losses is not permitted. These differences may result in changes to the carrying amounts of the Corporation's assets as well as its recorded impairment losses, including the potential recording of impairment reversals.

Income Taxes

Under IFRS (IAS 12), deferred income taxes, referred to as future income taxes under Canadian GAAP, are recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities denominated in a currency other than the Corporation's functional currency. Under Canadian GAAP, these temporary differences are not accounted for. Also, under IFRS, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in transactions other than a business combination. Under Canadian GAAP, future income taxes are recognized for such temporary differences and affect the carrying value of the related asset. These differences may result in changes to the Corporation's reported future income tax assets and liabilities, as well as certain assets with carrying values affected by such differences including deferred exploration and development costs.

Recognition and Measurement of Financial Instruments

The recognition and measurement of financial instruments under IFRS (IAS 39) differs from Canadian GAAP in certain respects, including no allowance for a choice in the policy for accounting for transaction costs, certain differences in when changes in carrying value are recognized through net income versus other comprehensive income, and certain differences in the circumstances under which embedded derivatives are recognized. These differences could result in changes to the Corporation’s reported financial assets and liabilities.

IFRS 6, “Exploration for and Evaluation of Mineral Resources”

With respect to the accounting for mineral resource exploration and evaluation expenditures, the policies outlined under IFRS 6 are substantially similar to those established under Canadian GAAP, including allowing the Corporation the choice to either expense or capitalize such expenditures so long as the chosen policy is consistently applied. Though management’s evaluation of IFRS 6 remains ongoing as part of the second phase of its changeover plan, at this time it is anticipated that the accounting policies the Corporation will adopt under IFRS with respect to mineral resource exploration and evaluation expenditures will be substantially similar to those it currently applies under Canadian GAAP.

First Time Adoption of IFRS

Under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, entities adopting IFRS for the first time are provided with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. As part of the second phase of its changeover plan, management is currently analyzing the various optional exemptions available for the purpose of determining which if any it will elect to apply upon the Corporation’s adoption of IFRS.

Controls and Procedures

Disclosure Controls and Procedures

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules.

Internal Controls Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2010.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2010 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors.

There has been no change in the Corporation’s internal control over financial reporting during the Corporation’s year ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver and other metals may render portions of the Corporation's mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, other than with respect to the Bellekeno property, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Construction and Operation of the Bellekeno Mine

The decision by the Corporation to proceed with the construction and development of the Bellekeno mine was based on the Development Plan, which included estimates for metal production and capital and operating costs. Until mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation's future cash flows, profitability, results of operations and financial condition. The Corporation's actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical grades, labour costs, commodity costs, general inflationary pressures and currency rates.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation's consulting services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

Two of the Corporation's customers accounted for a combined 53% of revenues in the 2010 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, this customer could have a significant detrimental effect on the Corporation's environmental consulting services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Metal Prices and Other Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation's control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation's projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. In addition, while the Corporation intends to draw upon the remaining US$35 million Silver Wheaton deposit amount to fund the construction and development of the Bellekeno mine, there remains a risk that Silver Wheaton will be unable or unwilling to pay such funds. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability.

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, the success of mine development and construction activities, the success of future mine operations, the success of other future business operations, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as " expects" , " anticipates" , " plans" , " estimates" , " intends" , " strategy" , " goals" , " objectives" or stating that certain actions, events or results " may" , " could" , " would" , " might" or " will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be " forward-looking statements" .

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading " Risk Factors" and elsewhere.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation's properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (" SEC" ) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term " resource" does not equate to the term " reserves" . Under U.S. standards, mineralization may not be classified as a " reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning " measured mineral resources" , " indicated mineral resources" or " inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute " reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that " inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an " inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated " inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an " inferred mineral resource" exists or is economically or legally mineable.

Disclosure of " contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute " reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of " reserves" are also not the same as those of the SEC's Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as " reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Alexco Resource Corp.

The accompanying consolidated financial statements of the Corporation were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in the notes to these financial statements. Management is responsible for preparation and presentation of the consolidated financial statements, Management’s Discussion & Analysis (“MD&A”) and all other information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of accounting and control is maintained in order to provide reasonable assurance that the assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. The system includes established policies and procedures, the selection and training of qualified persons, and an organization providing for the appropriate delegation of authority and segregation of responsibilities for a Corporation of the size of Alexco Resource Corp.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the consolidated financial statements, MD&A and all other financial information contained in the Annual Report. The Audit Committee meets with management and the Corporation’s independent auditors to ensure that management is performing its responsibility to maintain financial controls and systems and to make recommendations to the Board of Directors for approval of all financial information released to the public. The Audit Committee also meets with the independent auditors to discuss the scope and the results of the audit and the audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Corporation’s independent auditors for 2010 and 2009 have been PricewaterhouseCoopers LLP, Chartered Accountants. An integrated audit of the Corporation’s consolidated financial statements for 2010 and 2009 and internal control over financial reporting as at June 30, 2010 has been completed by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The auditors’ report to the shareholders of the Corporation outlines the scope of their audit and their opinions on these consolidated financial statements for 2010 and 2009 and internal control over financial reporting as at June 30, 2010.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 17, 2010

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2010.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2010 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 17, 2010

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
September 17, 2010	Canada V6C 3S7
Telephone +1 604 806 7000
Independent Auditors’ Report	Facsimile +1 604 806 7806
www.pwc.com/ca

To the Shareholders of Alexco Resource Corp.:

We have completed an integrated audit of Alexco Resource Corp.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at June 30, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. as at June 30, 2010 and June 30, 2009, and the related consolidated statements of operations and comprehensive loss, the consolidated statement of cash flows and the consolidated statement of shareholders’ equity for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Alexco Resource Corp.’s internal control over financial reporting as at June 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Yours very truly,

Chartered Accountants

(2)

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(expressed in thousands of dollars)
	2010	2009
ASSETS

Current Assets
Cash and cash equivalents	$24,383	$10,045
Restricted cash and deposits (see note 17)	3,232	1,792
Accounts and other receivable	2,354	2,338
Prepaid expenses and other current assets	720	885
	30,689	15,060

Restricted Cash and Deposits (see notes 9 and 17)	4,379	4,475

Property, Plant and Equipment (see note 4)	15,556	4,262

Mineral Properties (see note 5)	84,057	64,364

Intangible Assets (see note 6)	929	1,446

	$135,610	$89,607

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$9,864	$4,435
Consulting services contract loss provision (see note 7)	156	141
	10,020	4,576

Consulting Services Contract Loss Provision (see note 7)	360	1,009

Unearned Revenue	452	-

Deposits Under Silver Purchase Agreement (see note 8)	30,382	18,210

Asset Retirement Obligations (see note 9)	1,511	810

Future Income Tax Liabilities (see note 14)	7,995	5,239

	50,720	29,844

Shareholders’ Equity (see note 10)	84,890	59,763

	$135,610	$89,607

COMMITMENTS (see notes 5(a) and 16)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars, except
per share and share amounts)
	2010	2009

Consulting Revenue	$4,641	$5,818

Consulting Costs (see note 7)	2,870	5,429

Gross Profit	1,771	389

Expenses
Accretion of asset retirement obligations	24	31
Amortization of property, plant and equipment	168	350
Amortization of intangible assets	517	564
Business development and investor relations	507	691
Foreign exchange loss	33	14
Office and miscellaneous	1,076	1,169
Professional fees	987	1,524
Regulatory fees	158	188
Salaries and contractors and stock-based compensation (see note 12)	4,890	2,819
Travel	188	115
Loss (gain) on disposal of property, plant and equipment	30	(18)
Write-down of mineral properties (see note 5(e))	-	2,430
Write-down of intangible assets (see note 6)	-	852
Write-down of goodwill (see note 13)	-	917

	8,578	11,646

Loss Before Other Income and Recovery of Taxes	(6,807)	(11,257)

Other Income
Interest income	88	224
Miscellaneous	90	-

Loss Before Recovery of Taxes	(6,629)	(11,033)

Recovery of Taxes (see note 14)
Future	1,410	1,460

Net Loss and Comprehensive Loss	$(5,219)	$(9,573)

Loss Per Share – Basic and Diluted (see note 15)	$(0.11)	$(0.24)
Weighted Average Number of Shares Outstanding (in thousands of shares)	47,331	39,404

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars)
	2010	2009

Cash Flows from Operating Activities
Net loss	$(5,219)	$(9,573)
Items not affecting cash from operations –
Unearned revenue	452	-
Consulting services contract loss provision	(634)	1,150
Accretion of asset retirement obligations	24	31
Amortization of property, plant and equipment	255	350
Amortization of intangible assets	517	564
Stock-based compensation	980	561
Loss (gain) on disposal of property, plant and equipment	30	(18)
Write-down of mineral properties	-	2,430
Write-down of intangible assets	-	852
Write-down of goodwill	-	917
Recovery of future taxes	(1,410)	(1,460)

	(5,005)	(4,196)

Expenditures on asset retirement obligations	(130)	(328)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(16)	(382)
Prepaid expenses and other current assets	134	(407)
Accounts payable and accrued liabilities	252	602
Income taxes payable and receivable	-	32

	(4,765)	(4,679)

Cash Flows from Investing Activities
Investment in mineral properties	(14,574)	(22,644)
Purchase of property, plant and equipment	(10,029)	(1,345)
Increase in restricted cash and deposits	(13,133)	(18,600)
Decrease in restricted cash and deposits	11,787	13,593

	(25,949)	(28,996)

Cash Flows from Financing Activities
Receipt of deposits under silver purchase agreement	12,172	18,210
Common shares issued through offerings	35,225	13,000
Issuance costs	(3,047)	(583)
Common shares issued on exercise of stock options	420	88
Common shares issued on exercise of warrants	282	-

	45,052	30,715

Increase (Decrease) in Cash and Cash Equivalents	14,338	(2,960)

Cash and Cash Equivalents – Beginning of Year	10,045	13,005

Cash and Cash Equivalents – End of Year	$24,383	$10,045

SUPPLEMENTAL INFORMATION (see note 19)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2008	35,831,014	$59,117	$2,878	$5,120	$492	$(9,853)	$57,754

Equity offerings, net of issuance costs (see notes 10(a) and (b))	6,928,572	12,559	34	-	-	-	12,593
Issuance costs attributed to renunciation of exploration expenditures (see note 10(c))	-	(2,100)	-	-	-	-	(2,100)
Issued for acquisition of mineral property interest (see note 5(b))	210,000	315	-	-	-	-	315
Compensation expense recognized	-	-	-	686	-	-	686
Exercise of stock options	110,000	131	-	(43)	-	-	88
Stock options expired	-	-	-	(540)	540	-	-
Warrants expired	-	-	(58)	-	58	-	-
Net loss for the year	-	-	-	-	-	(9,573)	(9,573)

Balance – June 30, 2009	43,079,586	70,022	2,854	5,223	1,090	(19,426)	59,763

Equity offerings, net of issuance costs (see notes 10(d) and (e))	9,725,000	33,091	-	-	-	-	33,091
Issuance costs attributed to renunciation of exploration expenditures (see note 10(f))	-	(4,650)	-	-	-	-	(4,650)
Compensation expense recognized	-	-	-	1,438	-	-	1,438
Exercise of stock options	174,350	451		(168)	-	-	283
Stock options expired	-	-	-	(231)	231	-	-
Exercise of warrants	210,000	454	(34)	-	-	-	420
Warrants expired, net of tax	-	-	(2,820)	-	2,584	-	(236)
Net loss for the year	-	-	-	-	-	(5,219)	(5,219)

Balance – June 30, 2010	53,188,936	$99,368	$-	$6,262	$3,905	$(24,645)	$84,890

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration and development in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and internationally.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the carrying amount for each of its mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Significant Accounting Policies

	(a)	Basis of Consolidation and Financial Statement Presentation

The Corporation’s consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States including practices prescribed by the US Securities and Exchange Commission (“US GAAP”) are described in note 22.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management’s judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties, intangible assets and goodwill; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; evaluating fixed price contracts to determine possible loss provisions; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(c)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

(d)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(e)	Mineral Properties

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests. Deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Once it has been determined that a mineral deposit can and will be economically developed based on a positive definitive economic analysis, deferred development costs include costs incurred prior to and during production to establish access to the deposit. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration and development costs, will be amortized against future production on a units of production basis following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration and development costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(f)	Intangible Assets

Intangible assets consist of customer relationships, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation’s intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Rights to provide services and database	4 years straight-line
Patents	Straight-line over remaining life

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g)	Deposits Under Silver Purchase Agreement

Payments received in advance under silver purchase agreement which are refundable under certain limited circumstances (see note 8) are recorded as deposits. The balance of such deposits will be reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by the purchaser at the time, with the amount of such reduction recognized as revenue from the sale of mined silver.

(h)	Asset Retirement Obligations

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset’s carrying value and is amortized over the asset’s useful life in accordance with the Corporation’s capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligations are remeasured to incorporate any resulting change in their fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a gain.

(i)	Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as unearned revenue. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

(j)	Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties for grants to individuals working directly on mineral projects. The effects of actual

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

(k)	Income taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(l)	Translation of Foreign Currencies

The Corporation’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation’s primary functional currency using the temporal method. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

(m)	Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

(n)	Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Corporation’s cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Measurement of the fair value of financial instruments is made under a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:	Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and
Level 3:	Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

3.	Accounting Policy Changes

	(a)	Recently-Adopted Accounting Policy Changes

As required under Canadian GAAP, the Corporation has adopted new Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replaced existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.

This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial statements.

	(b)	Future Accounting Policy Changes

Under Canadian GAAP, for interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

4.	Property, Plant and Equipment

		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,636	$1,034	$2,602
Ore processing mill under construction	10,640	-	10,640
Heavy machinery and equipment	3,170	1,154	2,016
Leasehold improvements	436	247	189
Furniture and office equipment	196	113	83
Computer hardware and software	338	312	26

	$18,416	$2,860	$15,556

		Accumulated	2009
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,435	$654	$2,781
Heavy machinery and equipment	1,835	757	1,078
Leasehold improvements	436	173	263
Furniture and office equipment	190	75	115
Computer hardware and software	317	292	25

	$6,213	$1,951	$4,262

During the year ended June 30, 2010, the Corporation recorded total amortization of property, plant and equipment of $942,000 (2009 – $929,000), of which $638,000 (2009 – $579,000) was related to property, plant and equipment used in exploration and development activities and has been capitalized to mineral properties and $49,000 (2009 – $nil) was capitalized to the ore processing mill under construction. The balance of $255,000 (2009 – $350,000) has been charged to income, of which $87,000 (2009 - $ nil) is recorded in consulting costs and $168,000 ($2009 - $350,000) is reflected under general expenses.

During the year ended June 30, 2009, management undertook an impairment review of the carrying amount of the Corporation’s property, plant and equipment. Based on this review, management determined that its carrying amount was fully recoverable and therefore no impairment write-down was required.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

5.	Mineral Properties

		Expenditures	Write-Downs
	June 30	Incurred	Recognized In	June 30
	2009	In the Year	the Year	2010

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$-	$3,553
Lucky Queen	148	-	-	148
McQuesten	2,138	20	-	2,158
Onek	1,277	-	-	1,277
Silver King	1,424	-	-	1,424
Other Keno Hill Properties	4,803	34	-	4,837
Brewery Creek	1	20	-	21
Other	98	-	-	98
	13,442	74	-	13,516

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	29,515	14,783	-	44,298
Lucky Queen	5,127	-	-	5,127
McQuesten	91	-	-	91
Onek	9,498	1,081	-	10,579
Silver King	1,274	3,532	-	4,806
Other Keno Hill Properties	5,328	223	-	5,551
Brewery Creek	-	-	-	-
Other	89	-	-	89
	50,922	19,619	-	70,541

Total	$64,364	$19,693	$-	$84,057

		Expenditures	Write-Downs
	June 30	Incurred	Recognized In	June 30
	2008	In the Year	the Year	2009

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,527	$26	$-	$3,553
Lucky Queen	147	1	-	148
McQuesten	1,803	335	-	2,138
Onek	1,268	9	-	1,277
Silver King	1,414	10	-	1,424
Other Keno Hill Properties	4,767	36	-	4,803
Brewery Creek	1,889	3	(1,891)	1
Other	98	-	-	98
	14,913	420	(1,891)	13,442

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	8,971	20,544	-	29,515
Lucky Queen	3,855	1,272	-	5,127
McQuesten	84	7	-	91
Onek	7,431	2,067	-	9,498
Silver King	1,274	-	-	1,274
Other Keno Hill Properties	4,693	635	-	5,328
Brewery Creek	539	-	(539)	-
Other	89	-	-	89
	26,936	24,525	(539)	50,922

Total	$41,849	$24,945	$(2,430)	$64,364

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill district, located in Canada’s Yukon Territory, are comprised of a number of properties, the most significant of which currently is Bellekeno. The Bellekeno mine and ore processing mill are currently in development and construction, with production scheduled to commence during the second half of calendar 2010.

The majority of the Corporation’s mineral property interests within the Keno Hill district were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM properties. The Subsidiary Agreement also provides that ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement details the basis under which ERDC is retained by the Government of Canada as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM properties. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Subsidiary Agreement.

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM properties, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Subsidiary Agreement. Until the earlier of the date a mine is brought into commercial production on the UKHM properties and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

(b)	McQuesten

The McQuesten property is located within the Keno Hill district. On October 20, 2008, the Corporation completed the exercise of an option to acquire from a third party the remaining 30% interest in the McQuesten property not already owned by the Corporation, issuing 210,000 common shares valued at $315,000 and granting a net smelter return royalty to the optionor over certain McQuesten and proximal Keno Hill district claims ranging from 0.5% to 2%. The McQuesten

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

property is also subject to a second separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year.

(c)	Other Keno Hill Properties

The Corporation’s other Keno Hill district properties include the historical Elsa tailings, and numerous others. A limited number of the mineral interests comprising certain of these properties are subject to granted or pending net smelter return royalties of 1%, in addition to the royalty provisions of the Subsidiary Agreement.

(d)	Brewery Creek

The Corporation’s 100% owned Brewery Creek property is located in Canada’s Yukon Territory, and is subject to two underlying royalty agreements with third parties. The first is a “sliding scale” royalty on the first 300,000 ounces of production from the property, payable on quarterly gold production on the basis of a sliding scale ranging from US$10 to US$40 per ounce based on the prevailing gold price. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre- production expenditures) on profits from gold production at Brewery Creek.

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one- time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

(e)	Impairment Review in Fiscal 2009

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s mineral properties. With respect to the Brewery Creek property, no significant exploration activity had been carried out since 2006, nor was any planned in the near term. While the Corporation had no intention to allow the Brewery Creek property to lapse, given the level of uncertainty at the time in the economic climate its carrying amount was determined to be unrecoverable and was written down to a nominal value of $1,000. The carrying amounts for all of the Corporation’s other mineral property interests were determined to be fully recoverable and therefore no additional impairment write-downs were required.

Management carried out this review using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the value to which the Brewery Creek property in particular should be written down, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the economic climate at the time. The degree of variance between management’s best estimate of the value to which Brewery Creek should be written down and other reasonably possible amounts, though indeterminate, was likely material.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

6.	Intangible Assets

		Accumulated
		Amortization and	2010
	Cost	Write-Downs	Net

Reclamation project - rights to provide services and database	$442	$442	$-
Customer relationships	332	217	115
Patents	3,393	2,579	814

	$4,167	$3,238	$929

		Accumulated
		Amortization and	2009
	Cost	Write-Downs	Net

Reclamation project - rights to provide services and database	$442	$442	$-
Customer relationships	332	150	182
Patents	3,393	2,129	1,264

	$4,167	$2,721	$1,446

As at December 31, 2008, management undertook impairment reviews of the carrying amounts of the Corporation’s intangible assets, all of which related to its consulting services segment. Due to changes in management’s estimates of the time and costs required to complete the underlying reclamation project services, the remaining unamortized carrying amount for the reclamation project intangible asset was determined to be unrecoverable and was written off. Due to the level of uncertainty at the time in the economic climate world-wide, management reduced its estimate of the future cash flows expected to be realized from the Corporation’s patents. As a result, the carrying amounts for certain of the patents were determined to no longer be fully recoverable, and were accordingly written down to their fair values as estimated using an expected present value technique. The Corporation therefore recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

Management carried out these reviews using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the fair values of the Corporation’s patents in particular, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the economic climate at the time. The degree of variance between management’s best estimate of the fair value of the patents and other reasonably possible amounts, though indeterminate, was likely material.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

7.	Consulting Services Contract Loss Provision

	2010	2009

Consulting services contract loss provision – beginning of year	$1,150	$-

Increase (decrease) due to changes in loss estimation	(237)	1,150
Reduction due to current period loss realization	(397)	-

Consulting services contract loss provision – end of year	$516	$1,150

As described in note 5(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

Over the course of summer 2009 ERDC significantly advanced its development of the closure reclamation plan, one of the results of which was that the period of time required to receive acceptance and regulatory approval of the plan was anticipated to be longer than previously estimated. Accordingly, in performing its quarterly review of this contract as at June 30, 2009, management revised its estimates to reflect this longer period of time. As a result, a loss provision liability in respect of this contract was recognized in the Corporation’s consolidated balance sheet as at June 30, 2009 totaling $1,150,000, which provision was charged to consulting costs for the year then ended.

During the year ended June 30, 2010, the Corporation reduced the balance of the loss provision liability by $237,000 as a result of a favourable re-assessment of the costs estimated to be incurred in meeting its future care and maintenance obligations under the Subsidiary Agreement. The resulting gain of $237,000 has been reflected as a reduction of consulting costs, as has the reduction arising due to loss realization during the period.

8.	Deposits Under Silver Purchase Agreement

	2010	2009

Deposits under silver purchase agreement – beginning of year	$18,210	$-

Deposit payments received	12,172	18,210

Deposits under silver purchase agreement – end of year	$30,382	$18,210

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill district mineral properties. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to meeting an initial completion test based on production throughput, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill district properties (see note 5(a), and note 17 with respect to restricted cash and deposits).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not reduced down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. During the year ended June 30, 2010, the Corporation received further deposit payments totaling US$11,899,000 (CAD$12,172,000) deposit payments. The remaining US$23,101,000 is being paid on a monthly draw-down basis to fund the Bellekeno mine development and infrastructure and ore processing mill construction costs.

9.	Asset Retirement Obligations

	2010	2009

Asset retirement obligations – beginning of year	$810	$814

Fair value of additional asset retirement obligations incurred	807	293
Expenditures on asset retirement obligations	(130)	(328)
Accretion	24	31

Asset retirement obligations – end of year	$1,511	$810

The Corporation’s asset retirement obligations consist of costs expected to be required in respect of presently-ongoing reclamation and closure activities at the Brewery Creek property, and costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno mine currently in development. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at June 30, 2010, the Corporation has provided reclamation security totaling $2,483,000 (2009 – $1,397,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

During the year ended June 30, 2010, the Corporation recorded $807,000 (2009 - $293,000) for the fair value of incremental reclamation obligations arising from the development and construction activity undertaken during the period with respect to the Bellekeno mine.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligations is estimated to be $2,035,000 (2009 – $976,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In historically determining the carrying value of the asset retirement obligations, the Corporation has used a credit-adjusted risk-free rate of 4% per annum.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

10.	Shareholders’ Equity

The Corporation’s authorized share capital consists of an unlimited number of common shares, without par value.

Share capital transactions occurring during the years ended June 30, 2010 and 2009 are summarized as follows:

(a)

Effective October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow- through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the offering and received broker’s warrants to acquire 210,000 non-flow through shares at any time until October 23, 2009 at a price of $2.00 per share. Net proceeds from the issuance were $6,484,335 after issuance costs comprised of the agent’s commission of $420,000, the fair value of the broker’s warrants granted of $33,600 and other issuance costs of $62,065, less the future income tax benefit of such costs of $155,000.

(b)

Effective March 17, 2009, the Corporation issued by way of private placement 3,428,572 flow- through shares on a non-brokered basis at $1.75 per share, for aggregate gross proceeds of $6,000,000. Net proceeds from the issuance were $5,899,000 after issuance cost comprised of legal and other costs of $101,000, less the future income tax benefit of such costs of $20,000.

(c)

During the year ended June 30, 2009, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $7,000,000 in respect of the flow-through shares issued in October 2008 (see (a) above). The Corporation recognized a resultant future income tax liability of $2,100,000 arising from this renunciation, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(d)

Effective December 23, 2009, the Corporation issued by way of private placement 2,375,000 flow- through common shares on a brokered basis at $4.00 per share, for aggregate gross proceeds of $9,500,000. Net proceeds from the issuance were $9,056,000, after issuance costs comprised of the agents’ commission of $557,000 and other issuance costs of $78,000, less the future income tax benefit of such costs of $191,000.

(e)

Effective February 11, 2010, the Corporation issued 7,350,000 common shares under a short form prospectus at $3.50 per share, for aggregate gross proceeds of $25,725,000. The underwriters were paid a commission of 7% of the gross proceeds from the offering. Net proceeds from the issuance were $24,035,000, after issuance costs comprised of the underwriters’ commission of $1,801,000 and other issuance costs of $613,000, less the future income tax benefit of such costs of $724,000.

(f)

During the year ended June 30, 2010, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes totaling $15,500,000 in respect of the flow-through common shares issued in March and December of 2009. The Corporation recognized a resultant future income tax liability totaling $4,650,000 arising from these renunciations, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

11.	Warrants

The changes in warrants issued are as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2008	$5.73	1,970,489	$2,878

Broker’s warrants issued (see note 10(a))	$2.00	210,000	34
Warrants expired	$5.35	(85,800)	(58)

Balance – June 30, 2009	$5.37	2,094,689	2,854

Warrants exercised	$2.00	(210,000)	(34)
Warrants expired	$5.75	(1,884,689)	(2,820)

Balance – June 30, 2010	-	-	$-

The fair value of warrants issued during the year ended June 30, 2009 was determined under the Black- Scholes option pricing model based on their full term and using a risk-free interest rate of 2.6%, an expected volatility of 82% and no expected dividends.

12.	Stock-Based Compensation

The Corporation has a stock option plan that was most recently approved by its shareholders on December 12, 2008. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2010, a total of 4,795,750 options were outstanding under the plan (2009 – 3,651,100). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 523,143 remain available for future grantings as at June 30, 2010.

In addition, as at June 30, 2010 an additional 150,000 stock options (2009 – 150,000) remained outstanding which were originally granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange.

All stock options granted during the years ended June 30, 2010 and 2009 carried exercise prices equal to the fair value of the common shares as at the granting date. Of the 1,432,000 stock options granted during the 2010 fiscal year (2009 – 635,000), a total of 1,382,000 (2009 – nil) vest in tranches within two years of the date of grant, and the remaining 50,000 (2009 – 635,000) were fully vested on granting. The weighted average per-share fair value of options granted during 2010 was $1.91 (2009 – $0.99). The stock-based compensation expense recognized for the year in respect of options granted was $1,438,000 (2009 – $686,000), of which $980,000 (2009 – $561,000) has been charged to income and $458,000 (2009 – $125,000) has been capitalized to mineral properties.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 2.4% to 2.5% per annum, an expected life of options of 4 years, an expected volatility ranging from 76% to 83% and no expected dividends (2009 – risk-free interest rate of 1.77%, expected life of 4 years, expected volatility of 82% and no dividends).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Changes in incentive stock options outstanding during the years ended June 30, 2010 and 2009 are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2008	$3.19	3,541,100	$5,120

Stock options granted	$1.65	635,000	-
Compensation expense recognized	-	-	686
Options exercised	$0.80	(110,000)	(43)
Options expired	$4.55	(265,000)	(540)

Balance – June 30, 2009	$2.90	3,801,100	5,223

Stock options granted	$3.33	1,432,000	-
Compensation expense recognized	-	-	1,438
Options exercised	$1.62	(174,350)	(168)
Options expired	$4.54	(113,000)	(231)

Balance – June 30, 2010	$3.03	4,945,750	$6,262

Incentive stock options outstanding and exercisable at June 30, 2010 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	825,000	1.96	$ 0.80	825,000	$ 0.80
$1.50	147,500	2.47	$ 1.50	147,500	$ 1.50
$1.65	488,750	5.72	$ 1.65	488,750	$ 1.65
$2.18	50,000	6.06	$ 2.18	50,000	$ 2.18
$2.90	200,000	6.39	$ 2.90	100,000	$ 2.90
$3.08	880,000	2.88	$ 3.08	880,000	$ 3.08
$3.45	1,182,000	6.73	$ 3.45	394,000	$ 3.45
$3.88	15,000	4.89	$ 3.88	15,000	$ 3.88
$4.46	177,500	4.62	$ 4.46	177,500	$ 4.46
$4.99	730,000	3.55	$ 4.99	730,000	$ 4.99
$5.19	150,000	4.28	$ 5.19	150,000	$ 5.19
$5.38	50,000	3.92	$ 5.38	50,000	$ 5.38
$5.90	50,000	3.67	$ 5.90	50,000	$ 5.90

	4,945,750	4.06	$ 3.03	4,057,750	$ 2.96

In addition, certain officers of a subsidiary of the Corporation had been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieved certain pre-set earnings targets. In accordance with the terms of the plan, effective March 31, 2009 the right to receive these shares

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

ceased as certain minimum earnings targets had not been achieved. No compensation expense had been recorded by the Corporation in respect of shares potentially issuable under this plan.

Subsequent to June 30, 2010, a total of 350,000 incentive stock options have been exercised and 5,000 have expired due to cessation of employment.

13.	Goodwill

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s goodwill, the full amount of which related to the mineral properties segment. Due to the level of uncertainty at the time in the economic climate world-wide, including the resultant increase in capital market risk aversion, and after considering the fair value of the mineral properties reporting unit taken as a whole, management determined that the current fair value of its recorded goodwill had been reduced to nil. As a result, the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

14.	Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation’s pre-tax income and the taxes actually recorded:

	2010	2009

Loss before provision for taxes	$(6,629)	$(11,033)
Statutory tax rate	33.50%	34.25%

Income taxes at statutory tax rates	(2,221)	(3,778)

Non-deductible permanent differences	294	168
Differences in foreign tax rates	38	(66)
Effect of differences in tax rates	176	389
Change in valuation allowance	153	2,082
Other	150	(255)

Provision for (recovery of) future taxes	$(1,410)	$(1,460)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

The tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2010	2009

Future income tax assets:
Losses carried forward	$5,408	$3,703
Property, plant and equipment and intangible assets	1,527	1,057
Mineral properties	644	665
Consulting services contract loss provision	155	345
Share issuance costs	987	493
Asset retirement obligation	331	-
Other	199	120
	9,251	6,383
Valuation allowance	(2,775)	(2,622)
	6,476	3,761

Future income tax liabilities:
Mineral properties	(14,471)	(9,000)

Net future income tax liabilities	$(7,995)	$(5,239)

As at June 30, 2010, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $5,000,000 which are available to be carried forward to reduce taxable income in future years and for which no future income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2015	$11	$-	$11
2027	-	92	92
2028	452	319	771
2029	1,586	801	2,387
2030	977	762	1,739

	$3,026	$1,974	$5,000

Deductible temporary differences, including non-capital losses, as at June 30, 2010 for which no future income tax asset has been recognized total $8,474,000.

15.	Loss per Share

In determining diluted loss per share for the year ended June 30, 2010, none of the Corporation’s 4,945,750 stock options (2009 – 3,801,100) (nor in 2009, its 2,094,689 warrants or 64,412 contingently issuable shares) outstanding at year end were included because the effect of doing so would have been anti-dilutive.

16.	Commitments

(a)

As a consequence of its renunciation of deductible exploration expenditures to the purchasers of flow-through shares (see note 10(d)), the Corporation is required to incur further renounceable exploration expenditures totaling $6,815,000 by December 31, 2010.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(b)

As of June 30, 2010, the Corporation’s contractual commitments in respect of capital asset expenditures, primarily in respect of Bellekeno mine development and construction project, totaled approximately $5,967,000.

(c)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2010 are as follows:

2011	$454
2012	446
2013	430
2014	369
2015	366
Thereafter	548

$2,613

17.	Financial Instruments

Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

		2010		2009

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held for trading –
Cash and cash equivalents–
Cash and demand deposits	$24,383	$24,383	$5,505	$5,505
Bankers’ acceptances	-	-	4,540	4,540
	24,383	24,383	10,045	10,045
Restricted cash and deposits –
Cash and demand deposits	4,851	4,851	-	-
	$29,234	$29,234	$10,045	$10,045

Held to maturity –
Restricted cash and deposits –
Bankers’ acceptances	$-	$-	$4,650	$4,650
Term deposits	2,760	2,760	1,617	1,617
	$2,760	$2,760	$6,267	$6,267

The carrying amounts of the Corporation’s accounts and other receivable and accounts payable and accrued liabilities reasonably approximate their fair values.

The fair values of all of the Corporation’s financial instruments measured at June 30, 2010 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

All bankers’ acceptances carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits carried initial maturity periods of twelve months or less. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits reasonably approximate their fair values.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Of the Corporation’s restricted cash and deposits at June 30, 2010 of $7,611,000 (2009 – $6,267,000), a total $4,851,000 represents the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property (2009 – $4,651,000) (see note 8). An additional $2,483,000 (2009 – $1,397,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the year ended June 30, 2010 totaling $88,000 (2009 – $224,000), of which $3,000 (2009 – $74,000) represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	2010	2009

Accounts and other receivables –
Currently due	$1,829	$1,378
Past due by 90 days or less, not impaired	239	623
Past due by greater than 90 days, not impaired	286	337
	2,354	2,338

Cash and demand deposits	29,234	5,505
Bankers’ acceptances	-	9,190
Term deposits	2,760	1,617

	$34,348	$18,650

Substantially all of the Corporation’s cash, demand deposits, bankers’ acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the recent economic climate on its customer base. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at June 30, 2010 and 2009, no material provision had been recorded in respect of impaired receivables.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 18. Management has

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at June 30, 2010 are summarized as follows:

	2010	2009

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$9,864	$4,435
In later than 90 days, not later than one year	-	-

	$9,864	$4,435

Currency Risk

The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	2010	2009

Cash and demand deposits	$918	$160
Accounts and other receivables	114	240
Accounts payable and accrued liabilities	(268)	(146)

Net exposure	$764	$254

Based on the above net exposure at June 30, 2010, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $76,000 decrease or increase respectively in both net and comprehensive earnings. The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Accordingly, the Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at June 30, 2010 to interest rate risk through its financial instruments.

18.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in note 10. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital remains fundamentally unchanged from the year ended June 30, 2009, though for purposes of managing its capital structure the level of risk considered acceptable by management has been lowered given the impact of the current economic climate on the availability of finance.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

19.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended June 30, 2010 and 2009 is summarized as follows:

	2010	2009

Composition of Cash and Cash Equivalents
Cash and demand deposits	$24,383	$5,505
Bankers’ acceptances	-	4,540

	$24,383	$10,045

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property interests (see note 5(b))	$-	$315
Capitalization of stock-based compensation expense to deferred exploration and development costs	$458	$125
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$3 ,146	$939
Property, plant and equipment	$1,826	$(284)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

20.	Segmented Information

	Consulting	Mineral
2010	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,056	$-	$-	$4,056
Non-Canadian	585	-	-	585
Intersegment	1,748	-	-	1,748
Total segment revenues	6,389	-	-	6,389
Intersegment revenues eliminated on consolidation	(1,748)	-	-	(1,748)
Total revenues as reported	4,641	-	-	4,641

Consulting costs	2,870	-	-	2,870
Accretion of asset retirement obligations	24	-	-	24
Amortization –
Property, plant and equipment	75	-	93	168
Intangible assets	517	-	-	517
Stock-based compensation	173	-	807	980
Other expenses	1,232	-	5,627	6,859
Interest and other expense (income)	(5)	(90)	(83)	(178)
Loss (gain) on disposal of property, plant and equipment	-	30	-	30

Segment loss before recovery of taxes	$(245)	$60	$(6,444)	$(6,629)

Capital asset expenditures in year	$67	$31,957	$16	$32,040

Total assets	$4,576	$105,917	$25,117	$135,610

	Consulting	Mineral
2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,194	$-	$-	$5,194
Non-Canadian	624	-	-	624
Intersegment	1,852	-	-	1,852
Total segment revenues	7,670	-	-	7,670
Intersegment revenues eliminated on consolidation	(1,852)	-	-	(1,852)
Total revenues as reported	5,818	-	-	5,818

Consulting costs	5,429	-	-	5,429
Accretion of asset retirement obligations	31	-	-	31
Amortization –
Property, plant and equipment	217	-	133	350
Intangible assets	564	-	-	564
Stock-based compensation	151	-	410	561
Other expenses	1,213	-	4,746	5,959
Interest expense (income)	(47)	-	(177)	(224)
Loss (gain) on disposal of property, plant and equipment	-	(18)	-	(18)
Write-down of mineral properties	-	2,430	-	2,430
Write-down of intangible assets	852	-	-	852
Write-down of goodwill	-	917	-	917

Segment loss before recovery of taxes	$(2,592)	$(3,329)	$(5,112)	$(11,033)

Capital asset expenditures in year	$200	$25,788	$19	$26,007

Total assets	$4,101	$74,165	$11,341	$89,607

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The operating results from ERDC’s provision of care and maintenance and closure reclamation services under the subsidiary agreement (see note 5(a)) are included in the consulting services segment. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

During the year ended June 30, 2010, the Corporation’s consulting services segment recorded revenues from two customers representing 10% or more of total revenue, in the amounts of $1,971,000 and $493,000 (2009 – from two customers, in the amounts of $3,181,000 and $926,000). Substantially all of the Corporation’s capital assets are located in Canada.

21.	Related Party Transactions

(a)

In January 2009, NovaGold Resources Inc. (“NovaGold”) reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party with significant influence over the Corporation. During the year ended June 30, 2009, and while it was a related party, the Corporation incurred technical service fees with NovaGold totaling $274,000, which were capitalized to mineral properties.

(b)

With respect to the Corporation’s December 23, 2009 financing (see note 10(d)), a director and an executive officer of the Corporation participated in the offering, subscribing for a total of 15,000 shares.

(c)

During the year ended June 30, 2010, the Corporation incurred $97,000 in respect of rent of office space (2009 – $95,000) under an agreement with Access Field Services, a company owned by certain individuals who are, or were at the time, executive officers of the Corporation and its subsidiary Access. At June 30, 2010, accounts payable and accrued liabilities include $5,400 due to Access Field Services (2009 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

22.	Significant Differences Between Canadian and United States Accounting Principles

Canadian GAAP varies in certain significant respects from principles and practices under US GAAP. The effect of the principal measurement differences on the Corporation’s consolidated financial statements as at and for the years ended June 30, 2010 and 2009 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets	2010	2009

Total assets reported under Canadian GAAP	$135,610	$89,607
Mineral properties (see (a) below)	(69,467)	(50,375)

Total assets under US GAAP	$66,143	$39,232

Total liabilities reported under Canadian GAAP	$50,720	$29,844
Flow-through share premium liability pending renunciation (see (b) below)	-	926
Future income tax liability (see (a) below)	(7,925)	(5,001)

Total liabilities under US GAAP	$42,795	$25,769

Total shareholders’ equity reported under Canadian GAAP	$84,890	$59,763
Share capital – cumulative flow-through share issuances (see (b) below)	4,394	480
Share capital – elimination of future income tax benefit from issuance costs	(915)	-
Deficit – cumulative reconciliation adjustments	(65,021)	(46,780)

Total shareholders’ equity under US GAAP	$23,348	$13,463

Consolidated Statements of Operations and Comprehensive Loss	2010	2009

Net loss and comprehensive loss reported under Canadian GAAP	$(5,219)	$(9,573)
Deferred exploration and development costs (see (a) below)	(18,896)	(24,259)
Elimination of write-down of exploration and development costs under
Canadian GAAP	-	539
Future income tax recovery, net	656	2,123

Net loss and comprehensive loss under US GAAP	$(23,459)	$(31,170)

Net loss per common share under US GAAP – Basic and diluted	$(0.50)	$(0.79)

Consolidated Statements of Cash Flows	2010	2009

Cash flows used in operating activities reported under Canadian GAAP	$(4,765)	$(4,679)
Deferred exploration and development costs (see (a) below)	(14,328)	(22,624)

Cash flows used in operating activities under US GAAP	$(19,093)	$(27,303)

Cash flows used in investing activities reported under Canadian GAAP	$(25,949)	$(28,996)
Deferred exploration and development costs (see (a) below)	14,328	22,624

Cash flows used in investing activities under US GAAP	$(11,621)	$(6,372)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive study which establishes commercially minable reserves on that property, as well as any costs of maintaining title subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized. In addition, such expenditures would be classified as operating activities in the statement of cash flows.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(b)

Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. As at June 30, 2009, the flow-through issuance completed in March 2009 was pending renunciation, and therefore for US GAAP purposes the Corporation recorded a $926,000 liability relating to the premium realized on issuance pending the renunciation of deductible expenditures to the subscribers. As at June 30, 2010, the renunciations in respect of all flow-through issuances to that date had been effected.

Impact of recently adopted United States accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement 168, “The FASB Accounting Standards Codification™ (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles”, a replacement of FASB Statement 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement is now known as ASC 105. Effective for interim and annual periods ending after September 15, 2009, the ASC has become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the US Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The ASC superseded all then-existing non-SEC accounting and reporting standards. The ASC was not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Corporation’s consolidated financial statements to US GAAP have been updated to reflect the Codification.

In February 2008, the FASB issued ASC Topic 820-10-15 (formerly FSP FAS 157-2), delaying the effective date of ASC Topic 820-10, “Fair Value Measurements and Disclosures”, (formerly FAS 157) to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, the requirements of ASC Topic 820-10 have been applied to such non-financial assets and liabilities beginning in this fiscal 2010. The effect of applying these requirements did not impact the Corporation’s reported consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued ASC Topic 805-10, “Business Combinations”, (formerly FAS 141(R)), to replace the former FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption was not permitted. Under ASC Topic 805-10, business acquisitions must be accounted for under the acquisition method, compared to the purchase method mandated by FAS 141. Also in December 2007 and effective for fiscal years beginning after December 15, 2008, the FASB issued ASC Topic 810-10-65, “Consolidation”, (formerly FAS 160) under which the non-controlling interest must be measured at 100% of the fair value of assets acquired and liabilities assumed, compared to previous standards under which it was measured at book value. For presentation and disclosure purposes, non-controlling interests must be classified as a separate component of shareholders’ equity. ASC Topic 810-10-65 also changed the manner in which increases/decreases in ownership percentages are accounted for, as well as the manner by which accumulated losses are attributed to non-controlling interests. The provisions of ASC Topic 810-10-65 were to be applied prospectively with the exception of the presentation and disclosure provisions, which were to be applied for all prior periods presented in the financial statements. Early adoption was not permitted. The adoption of these standards did not impact the Corporation’s reported consolidated financial position, results of operations or cash flows.

Senior Management	Board of Directors

Clynton Nauman, BSc (Hons)	George Brack, Chairman of the Board
President & Chief Executive Officer	Terry Krepiakevich
Clynton Nauman
Brad Thrall, BSc, MBA	David Searle
Chief Operating Officer	Rick Van Nieuwenhuyse
Michael Winn
David Whittle, CA
Chief Financial Officer

Stanton Dodd, MSc	Auditors
Vice President Exploration
PricewaterhouseCoopers LLP
Rob McIntyre, RET, CCEP	Vancouver, British Columbia
Vice President Corporate Affairs & Communications

Tom Fudge, P.Eng.	Legal Counsel
Vice President, Development & Engineering
Fasken Martineau DuMoulin LLP
James Harrington, MSc	Vancouver, British Columbia
President, Alexco Environmental Group
Registrar and Transfer Agent
Joe Harrington, BSc
Vice President Technology & Strategic Development,	Computershare Investor Services Inc.
Alexco Environmental Group	Vancouver, British Columbia

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1150	Tel: 604.633.4888	TSX:AXR NYSE-AMEX:AXU
200 Granville Street	Fax: 604.633.4887
Vancouver, BC V6C 1S4	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com